              FORM U-12(I)-B (THREE-YEAR STATEMENT)

                SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.

                  Three-Year Period Ending 2000

              FORM U-12(I)-B (THREE-YEAR STATEMENT)

Statement Pursuant to Section 12(i) of Public Utility Holding Company Act of 1935 by a Person Regularly Employed or Retained by a Registered Holding Company or a Subsidiary Thereof and Whose Employment Contemplates Only Routine Expenses as Specified in Rule 71(b)

(To be filed in DUPLICATE.  If acknowledgment is desired, file in triplicate)

1. Name and business address of person filing statement.

  See attached Exhibit A


2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph(b) of Rule U-71.

  None.

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

   New England Power Service Company and associated companies, including New England Electric System.

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

  See attached Exhibit A

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

   See attached Exhibit B

(b) Basis for compensation if other than salary.

6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

  (a) Total amount of routine expenses charged to client:

      See attached Exhibit B

  (b) Itemized list of other expenses:          None

New England Power Service Company


     s/ Patricia C. Behlke
By:  ____________________________________________
    Patricia C. Behlke


     s/ Edward Capomacchio
By:  ____________________________________________
     Edward Capomacchio


     s/ John G. Cochrane
By:  ____________________________________________
     John G. Cochrane


     s/ Dan C. Delurey
By:  ____________________________________________
     Dan C. Delurey


     s/ Peter G. Flynn
By:  ____________________________________________
     Peter G. Flynn


     s/ Paige Graening
By:  ____________________________________________
     Paige Graening


     s/ Gregory A. Hale
By:  ____________________________________________
     Gregory A. Hale


     s/ Alfred D. Houston
By:  ____________________________________________
     Alfred D. Houston


     s/ Michael E. Jesanis
By:  ____________________________________________
     Michael E. Jesanis


     s/Cleveland Kapala
By:  ____________________________________________
     Cleveland Kapala


     s/ Jennifer L. Kenney
By:  ____________________________________________
     Jennifer L. Kenney


     s/ Cheryl A. LaFleur
By:  ____________________________________________
     Cheryl A. LaFleur


    s/ Howard W. McDowell
By:  ____________________________________________
     Howard W. McDowell
     s/ Kirk L. Ramsauer
By:  ____________________________________________
     Kirk L. Ramsauer


     s/Thomas G. Robinson
By:  _____________________________________________
     Thomas G. Robinson


     s/ Jose A. Rotger
By:  ______________________________________________
     Jose A. Rotger


     s/ Eric K. Runge
By:  _____________________________________________
     Eric K. Runge


     s/ Michael F. Ryan
By:  _____________________________________________
     Michael F. Ryan


     s/ Terry L. Schwennesen
By:  _____________________________________________
     Terry L. Schwennesen


     s/ Richard P. Sergel
By:  _____________________________________________
     Richard P. Sergel


     s/ Robert King Wulff
By:  _____________________________________________
     Robert King Wulff



Date: January 29, 1998